Filed Pursuant to Rule 433
Registration No. 333-134533
August 24, 2006

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due August 21, 2009

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	A1/A+/A+

Principal Amount:

$100,000,000 (re-opening to become fungible with the outstanding
$850,000,000 Floating Rate Notes due August 21, 2009, issued on
August 21, 2006, so that the aggregate principal amount
outstanding after the issue of these Notes will be $950,000,000)

Security Type:	Senior Medium Term Notes

Legal Format:	SEC Registered

Issue Price:	100% of principal amount (plus accrued interest from August 21, 2006)

Settlement Date:	August 29, 2006

Maturity Date:	August 21, 2009

Coupon:	3-month LIBOR (Telerate Page 3750) plus 0.10%

Interest Payment Dates:	Quarterly on the 21st of each November, February, May and August, commencing on November 21, 2006

Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period

Day Count :	Actual/360

Business Day Convention:	Modified Following, Adjusted

CUSIP:	52517PK83

Denominations:	$1,000

Underwriters:	Lehman Brothers 98% (bookrunner)
ING Financial Markets LLC 1%
Mellon Financial Markets, LLC 1%

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.